
Mail Stop 3233

May 17, 2017

Via E-mail
Mr. John Garilli
Chief Financial Officer
New York REIT, Inc.
405 Park Avenue, 14th Floor
New York, NY 10022

> **Re: New York REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 1-36416**

Dear Mr. Garilli:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate & -
   Commodities